September 3, 2008

Mr. Kevin L. Vaughn,

Accounting Branch Chief

U.S. Security and Exchange Commission

100 F Street, N.E., Mail Stop 5546

Washington, DC 20549

Re:

World Energy Solutions, Inc.

Form 10-KSB for the year ended December 31, 2007

Form 10-QSB for the quarter ended March 31, 2008

File No. 0- 25097

Dear Mr. Vaughn:

This letter and its attachments are being submitted in response to the Securities and Exchange Commission (“SEC” or “Commission”) staff’s comment letter of July 22, 2008 (the “Letter”) directed to World Energy Solutions, Inc. (“WES” or the “Company”) regarding the referenced periodic filings.  We will respond to each of the Commission staff’s comments in the order in which they appear in the Letter.

Form 10-KSB for the year ended December 31, 2007

Item 8A.  Controls and Procedures, page 15

Comment:

1.

It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet completed its assessment we ask that you complete your valuation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

3900A 31st Street North, Saint Petersburg, Florida 33714 727-525-5552  727-499-7413 Fax

Kevin L. Vaughn, Acct. Br. Chief

Re: World Energy Solutions

September 3, 2008

Response:

Company management did previously complete its assessment of internal control over financial reporting regarding the period ended December 31, 2007.  The Company’s annual report on Form 10-KSB for the period ended December 31, 2007 inadvertently omitted reference to management’s report on its assessment of internal control over financial reporting.  Attached hereto as Appendix “A” is a draft of an abbreviated Form 10-KSB/A that contains the amendment of Item 8A Controls and Procedures.  We are providing the proposed amendment to the SEC in draft form to ensure we are including the proper Item 8A disclosures prior to filing with the SEC via the EDGAR system. A draft of the revised Exhibit 31 is included.

Comment:

2.

As a related matter, we note your disclosure “this report shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934….”  Please revise your disclosures to clarify that this disclosure relates only to management’s report on internal control over financial reporting.  In this regard, please note that the information required by Item 307 of Regulation S-B must be filed, not furnished.

Response:

Attached hereto as Appendix “A” is a draft of an abbreviated Form 10-KSB/A that contains the amendment of Item 8A Controls and Procedures.  We have addressed the staff’s comment in the proposed amendment.  We are providing the proposed amendment to the SEC in draft form to ensure we are including the proper Item 8A disclosures prior to filing with the SEC via the EDGAR system.

Note 2 – Mergers and Acquisitions, page F-3

Comment:

3.

For each of the acquisitions (Pure Air Technologies, PATI and Hydrogen Safe Technologies, HSTI) tell us whether the transaction represents an acquisition of a business or an acquisition of assets.  Provide us with your analysis of the factors in EITF 98-3.

Response:

The Company considered EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”, and had previously disclosed its analysis of PATI in footnote 2 of the December 31, 2006 10-KSB, as filed with the Securities and Exchange on April 3, 2007.

The necessary elements as discussed in EITF 98-3 were evaluated.  We reviewed the inputs, processes and outputs, as described within the guidance and determined that although there were

Kevin L. Vaughn, Acct. Br. Chief

Re: World Energy Solutions

September 3, 2008

inputs present (the intangible asset), there were no processes or outputs present.  Therefore, it was concluded that an asset rather than a business was acquired.

The Company performed the same analysis of EITF 98-3, at the time of the acquisition of HSTI which resulted in the conclusion that the agreement reflected an acquisition of assets rather than a business.

Comment:

To the extent that you determined that these transactions represent acquisitions of businesses, please tell us how you have complied with Item 310(c) and 310 (d) of Regulation S-B.  Provide us with your calculations of the significance of each of the acquisitions.

Response:

As noted above, after analysis of EITF 98-3 as it relates to the acquisition of PATI and HSTI, the Company concluded that the transactions represented acquisitions of assets and not businesses.  Disclosure related to the analysis of PATI had been previously provided in the Company’s December 31, 2006 10-KSB.  The company internally documented their analysis of EITF 98-3 for both PATI & HSTI at the time of the acquisitions.

Comment:

We note that each of these transactions were with UTEK Corporation.  You state on page 7 that UTEK is a major shareholder of World Energy.  Please tell us UTEK’s ownership percentage of World Energy as of the date of each of the PATI & HSTI acquisitions.

Response:

Prior to the date of the acquisition of PATI, UTEK Corporation (“UTEK”) had a total of 118,913 outstanding common shares of the Company.  Subsequent to the PATI acquisition, UTEK was issued a total of 100,000 shares of Series A Preferred stock.  The preferred shares were convertible after one year into a maximum total of 40,500,000 common shares and if converted as of the date of acquisition would have represented a maximum potential of approximately 59% of the total outstanding shares as of December 31, 2006.  The shares were converted during October 2007 into a total of 8,437,500 common shares.  On October 1, 2007, the Company issued a total of 7,500,000 common shares to UTEK for the acquisition of HSTI.  As of October 16, 2007 (the date of the issuance for the conversion of the Preferred PATI shares to common) and as of the year ended December 31, 2007, UTEK had a total of 16,119,672 common shares outstanding.  This amount represented approximately 36% of the total outstanding shares of the Company as of October 16, & December 31, 2007.

Comment:

Kevin L. Vaughn, Acct. Br. Chief

Re: World Energy Solutions

September 3, 2008

Tell us why you classified the “impairment losses” relating to the intangible assets acquired in each of these transactions as non-operating expenses on your consolidated statement of operations.  Tell us how your presentation complies with paragraph 15 of SFAS 142 and paragraph 25 of SFAS 144.

Response:

The impairment loss recorded as of December 31, 2007 related to the impairment of intangible assets assigned to HSTI.  As a result of the Company’s analysis of EITF 98-3, it was determined that the acquisition was a purchase of assets rather than a business and therefore no goodwill was recognized on the transaction.  The excess in the purchase price over the actual assets acquired was assigned to the intangible asset.  The Company immediately analyzed this intangible asset for impairment and to determine a useful life and concluded that while it is fully anticipated that the technology acquired would result in sales in future periods, it currently could not be accurately assessed in what timeframe any future sales could occur.  The Company also recognized that since the technology is still developmental and had not yet been introduced into the general marketplace there was no way to assure that once the technology was available for the market that there would not be barriers to entry which could include, but not be limited to, similar technology entering the market prior to the Company; other companies being able to offer the technology at a substantially reduced price; and the possibility of the Company not having sufficient funds to complete development of the technology.  Through this assessment it was determined that the intangible asset value could not be supported.

Our consideration of SFAS 142, paragraph 15, was included within our assessment and analysis of the intangible asset’s fair value and the resulting impairment.  We determined that the asset should immediately be tested for recoverability to assess if the carrying value was recoverable.  The Company could not estimate any future cash flows based on the current available information due to the considerations explained above.

Since the intangible asset was immediately determined to be impaired, the Company considered SFAS 144, paragraph 25, which states: “An impairment loss recognized for a long lived asset (asset group) to be held and used shall be included in income from continuing operations before income taxes in the income statement of a business enterprise and in income from continuing operations in the statement of activities of a not for profit organization.  If a subtotal such as “income from operations” is presented, it shall include the amount of that loss.”

The Company agrees that if a long lived intangible asset is to be held and used in operations, the impairment should be classified within income from continuing operations before income taxes.  The HSTI intangible asset was never held nor used in operations of the company and hence the Company felt that classification of the impairment within income from operations before income taxes would not accurately reflect the actual nature of the transaction.  The assessment of the intangible was made immediately upon acquisition. The Company believes that the classification of the impairment in non-operating expenses provides the users of the financial statements a

Kevin L. Vaughn, Acct. Br. Chief

Re: World Energy Solutions

September 3, 2008

more accurate and timely view of the transaction as it relates to the Company’s continuing operations.

Note 8, Related Party Transactions, page F-14

Comment:

4.

We note your disclosures here regarding the note payable to a related party and office lease with a related party.  Please revise future filings to clearly disclose the nature of the relationship.  Refer to paragraph 2 (a) of SFAS 57.

Response:

We respectfully acknowledge the Commission staff’s comment and in our future filings will include additional disclosures related to related party transactions as per the guidance of SFAS 57, paragraph 2.

Comment:

5.

Further to the above, we note your disclosure on page 7 that UTEK is a major shareholder of World Energy.  Please revise this note in future filings to provide the disclosures required by paragraph 2 of SFAS 57, or otherwise tell us why you do not believe they are required.

Response:

We respectfully acknowledge the Commission staff’s comment regarding our reference to UTEK and in our future filings will include additional disclosures regarding UTEK as per the guidance of SFAS 57, paragraph 2.

Comment:

Exhibit 31

6.

We note that the certification filed as Exhibit 31 does not include the language required by paragraph 4(b) of Item 601(b)(31) of Regulation S-B.  The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect.  Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B. Please note this comment also applies to your Form 10-QSB as of March 31, 2008.

Response:

Kevin L. Vaughn, Acct. Br. Chief

Re: World Energy Solutions

September 3, 2008

We respectfully acknowledge the Commission staff’s comment and have modified Exhibit 31 to include the language required by paragraph 4(b) of Item 601(b)(31) of Regulation S-B.  Pursuant to the staff’s request, we will file an abbreviated Form 10-KSB/A for the period ending December 31, 2007 and an abbreviated Form 10-QSB/A for the period ending March 31, 2008 and will include the modified Exhibits 31 with such filings.  Attached for the staff’s review and consideration as Appendix “B” to this letter is a draft of the proposed abbreviated Form 10-QSB/A which contains a revised disclosure regarding internal controls over financial reporting.  A revised Exhibit 31 is included in Appendix “B” attached hereto.

Form 10-QSB for the quarter ended March 31, 2008

General

Comment:

7.

We note that your most recent quarterly report for the period ending March 31, 2008 was on Form 10-QSB and not Form 10-Q.  Beginning February 4, 2008, companies formally classified as “small business issuers” under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for the fiscal year ending after December 15, 2007.  Although small business issuers are now required to file on form 10-Q, the disclosure requirements for that form are now tailored for smaller companies.

Although we are not asking you to correct your most recent filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your most recently filed quarterly report does not contain all required material information.  In any event, you should file your next quarterly report on form 10-Q.

Response:

We respectfully acknowledge the Commission staff’s comment and will file our next quarterly report on form 10-Q.  We have determined that except for information relating to the staff’s comment on Item 8A, all of the required material information was included in the Form 10-QSB as filed.  Pursuant to comment 6. above, we intend to file an abbreviated Form 10-QSB/A for the period ending March 31, 2008 to address the Commission staff’s comment regarding internal controls over financial reporting.  We also intend to file an amended Form 10-Q/A for the period ending June 30, 2008 to address the same issue regarding internal controls over financial reporting.

Statement of Operations, page 5

Comment:

Kevin L. Vaughn, Acct. Br. Chief

Re: World Energy Solutions

September 3, 2008

8.

We note that you classified research and development costs of $110,575 and $88,129 for the quarters ended March 31, 2008 and 2007, respectively, as non-operating expenses.  Please describe the nature of these expenses and tell us why you believe they are properly classified as non-operating expenses.

Response:

We acknowledge that the classification of our research and development expenses as of March 31, 2008 and 2007 should have been reflected as operating expenses.  We will revise our future filings to correctly reflect this classification and will provide disclosure as to the reclassification of the expense from the comparable prior periods.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company and its management, we thank you for the opportunity to respond to the Commission staff’s comments and we are committed to working with the Commission staff to ensure compliance with federal securities laws.  If you have any questions regarding our responses to the Commission staff’s comment letter, please do not hesitate to contact me.

Sincerely,

WORLD ENERGY SOLUTIONS, INC.

/s/:  Benjamin C. Croxton

Benjamin C. Croxton,

Chief Executive Officer

Chief Financial Officer

APPENDIX “A”

--------DRAFT--------

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 10-KSB/A

Amendment No. 1

(Mark One)

(X) ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

( ) TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ____________

Commission file number 0-25097

WORLD ENERGY SOLUTIONS, INC.

(Name of small business issuer in its charter)

FLORIDA                                       65-0783722

(State or other jurisdiction of                   (I.R.S. Employer

incorporation or organization)                  Identification No.)

3900A 31st Street North, St. Petersburg, Florida    33714

(Address of principal executive offices)               (Zip Code)

Issuer's telephone number: 727-525-5552

Securities registered under Section 12(b) of the Exchange Act:

Title of each class          Name of each exchange on which registered

None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock

(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. (_)

Note - Checking the box above will not relieve any  registrant  required to file  reports  pursuant  to Section 13 or 15(d) of the  Exchange  Act from their obligations under those Sections.

Check  whether  the issuer (1) filed all  reports  required  to be filed by Section 13 or 15(d) of the  Exchange  Act during the past 12 months (or for such shorter period that the  registrant was required to file such reports),  and (2) has been  subject  to such  filing  requirements  for the past 90 days.  Yes (X) No(_).

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB (_).

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes (_) No (X)

State issuer's revenues for its most recent fiscal year:  $438,776.

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days:  $4,489,633.18 based on the average high ($0.28) and low ($0.25) price as of February 11, 2008, of $0.265 per share average.

Note: If determining whether a person is an affiliate will involve an unreasonable effort and expense, the issuer may calculate the aggregate market value of the common equity held by non-affiliates on the basis of reasonable assumptions, if the assumptions are stated.

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: 44,845,811 shares of Common Stock as of February 11, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

None

Transitional Small Business Disclosure Format (Check One): Yes (_) No (X)

Special Note Regarding Forward Looking Statements.

This abbreviated annual report on Form 10-KSB/A of World Energy Solutions, Inc. for the year ended December 31, 2007 contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby.  To the extent that such statements are not recitations of historical fact, such statements constitute forward-looking statements which, by definition, involve risks and uncertainties. In particular, statements under the Sections; Description of Business, Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements. Where, in any forward-looking statement, the Company expresses an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished.

The following are factors that could cause actual results or events to differ materially from those anticipated, and include but are not limited to: general economic, financial and business conditions; changes in and compliance with governmental regulations; changes in tax laws; and the costs and effects of legal proceedings.

You should not rely on forward-looking statements in this annual report. This annual report contains forward-looking statements that involve risks and uncertainties. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” and similar expressions to identify these forward-looking statements.  Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report.  Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by World Energy Solutions, Inc.  For example, a few of the uncertainties that could affect the accuracy of forward-looking statements include:

(a)

an abrupt economic change resulting in an unexpected downturn in demand;

(b)

governmental restrictions or excessive taxes on our products;

(c)

over-abundance of companies supplying computer products and services;

(d)

economic resources to support the retail promotion of new products and services;

(e)

expansion plans, access to potential clients, and advances in technology; and

(f)

lack of working capital that could hinder the promotion and distribution of products and services to a broader based business and retail population.

EXPLANATORY NOTE

World Energy Solutions, Inc, d/b/a World Energy Solutions (the “Company”, “WES”, “WESI”, “we” or “us”) is filing this amendment to its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 that was originally filed on March 31, 2008 (the “Original 10-KSB”) in response to comments received from the Securities and Exchange Commission’s Division of Corporation Finance. This amendment includes the following:

•      additional disclosure of management's report regarding its assessment of internal control over financial reporting as required by Item 308 of Regulation S-B; and

•      additional language required by paragraph 4(b) of Item 601(b)(31) of Regulation S-B to be included in the Sarbanes-Oxley certifications (Exhibit 31) of the chief executive officer and chief financial officer for the Company.

Other than as specified above, this amendment does not modify or affect the financial statements or the notes thereto in the Original 10-KSB. This amendment does not reflect events occurring after the filing of the Original 10-KSB and does not modify or update the disclosures therein in any way other than as required to reflect the amendments as described above and set forth below. Unless the statements indicate otherwise, as used in this amendment, the terms “Company,” “we,” “us” and “our” refer collectively to WES and its subsidiaries.

PART II

Item 8A.  Controls and Procedures.

Item 8A(T). Controls and Procedures.

(a)

Management’s Conclusions Regarding Effectiveness of Disclosure Controls and Procedures and Annual Report on Internal Control Over Financial Reporting.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

With respect to the fiscal year ending December 31, 2007, under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures and internal controls over financial reporting, as defined in Rules 13a-15(e) and (f) and 15d-15(e) and (f) promulgated under the Securities Exchange Act of 1934 and based on the criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based upon our evaluation regarding the fiscal year ending December 31, 2007, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, has concluded that its disclosure controls and procedures and internal controls over financial reporting were not effective so as to timely identify, correct and disclose information required to be included in our Securities and Exchange Commission (“SEC”) reports due to the Company’s limited internal resources and lack of ability to have multiple levels of transaction review.  Through the use of external consultants and the review process, management believes that the financial statements and other information presented herewith are materially correct.  The Company’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures, or its internal controls will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

This report on internal controls over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

(b) Changes in Internal Controls.

There have been no changes in the Company’s disclosure controls and procedures and internal controls over financial reporting during the period ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 8B.  Other Information.

None.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLD ENERGY SOLUTIONS, INC.

Date:

September__, 2008

By:  /s/ BENJAMIN C. CROXTON

BENJAMIN C. CROXTON,

Chief Executive Officer

Chief Operating Officer

Director

September __, 2008

By:  /s/ MIKE PRENTICE

MIKE PRENTICE,

President

Chairman of the Board of Directors

September __, 2008

By: /s/ PETER W. JAMES

PETER W. JAMES,

Chief Operating Officer

Director

September __, 2008

By: /s/ ROBERT KRATZ

ROBERT KRATZ,

Director

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

Certification of Chief Executive Officer

And Chief Financial Officer

I, Benjamin C. Croxton, certify that:

1.   I have reviewed this amended annual report on Form 10-KSB/A of World Energy Solutions, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material  fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information  relating  to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

4.   The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation  of internal control over financial reporting which are reasonably likely to adversely  affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  September __, 2008

WORLD ENERGY SOLUTIONS, INC.

/s/Benjamin C. Croxton

BENJAMIN C. CROXTON

Chief Executive Officer

Chief Financial Officer

2

APPENDIX “B”

-------DRAFT-------

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 10-QSB/A

Amendment No. 1

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d)

OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2008.

or

[  ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from __________ to __________.

Commission file number 000-25097

WORLD ENERGY SOLUTIONS, INC.

(Name of small business issuer in its charter)

Florida

(State or other jurisdiction of incorporation or organization)

65-0783722

(I.R.S. Employer Identification No.)

3900A 31st Street North, St. Petersburg, Florida 33714

(Address of principal executive offices and Zip Code)

Registrant’s telephone number, including area code:  727-525-5552

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  (x) Yes (__) No

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  (__) Yes (x) No

The number of shares of the issuer’s common stock, par value $.001 per share, outstanding as of May 15, 2008 was 52,565,093.

Transitional Small Business Disclosure Format (Check one):  (__) Yes (x) No

Forward Looking Statements.

This amended Quarterly Report on Form 10-QSB/A of World Energy Solutions, Inc. for the three month period ended March 31, 2008 contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby.  To the extent that such statements are not recitations of historical fact, such statements constitute forward-looking statements which, by definition, involve risks and uncertainties. Where, in any forward-looking statement, the Company expresses an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished.

The following are factors that could cause actual results or events to differ materially from those anticipated, and include but are not limited to: general economic, financial and business conditions; changes in and compliance with governmental regulations; changes in tax laws; and the costs and effects of legal proceedings.

You should not rely on forward-looking statements in this amended quarterly report. This amended quarterly report contains forward-looking statements that involve risks and uncertainties. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” and similar expressions to identify these forward-looking statements.  Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this quarterly report.  Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by World Energy Solutions, Inc.  For example, a few of the uncertainties that could affect the accuracy of forward-looking statements include:

(a)

an abrupt economic change resulting in an unexpected downturn in demand;

(b)

governmental restrictions or excessive taxes on our products;

(c)

over-abundance of companies supplying energy conserving products and services;

(d)

economic resources to support the retail promotion of new products and services;

(e)

expansion plans, access to potential clients, and advances in technology; and

(f)

lack of working capital that could hinder the promotion and distribution of products and services to a broader based business and retail population.

EXPLANATORY NOTE

World Energy Solutions, Inc, d/b/a World Energy Solutions (the “Company”, “WES”, “WESI”, “we” or “us”) is filing this amendment to its Quarterly Report on Form 10-QSB for the period ended March 31, 2008 that was originally filed on May 31, 2008 (the “Original 10-QSB”) in response to comments received from the Securities and Exchange Commission’s Division of Corporation Finance. This amendment includes the following:

•      additional disclosure of management's report regarding its assessment of internal control over financial reporting as required by Item 308 of Regulation S-B; and

•      additional language required by paragraph 4(b) of Item 601(b)(31) of Regulation S-B to be included in the Sarbanes-Oxley certifications (Exhibit 31) of the chief executive officer and chief financial officer for the Company.

Other than as specified above, this amendment does not modify or affect the financial statements or the notes thereto in the Original 10-QSB. This amendment does not reflect events occurring after the filing of the Original 10-QSB and does not modify or update the disclosures therein in any way other than as required to reflect the amendments as described above and set forth below. Unless the statements indicate otherwise, as used in this amendment, the terms “Company,” “we,” “us” and “our” refer collectively to WES and its subsidiaries.

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PART II

Item 3.  Controls and Procedures.

Item 3A(T).  Controls and Procedures.

(a)

Management’s Conclusions Regarding Effectiveness of Disclosure Controls and Procedures and Report on Internal Control Over Financial Reporting.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

With respect to the period ending March 31, 2008, under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures and internal controls over financial reporting, as defined in Rules 13a-15(e) and (f) and 15d-15(e) and (f) promulgated under the Securities Exchange Act of 1934 and based on the criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based upon our evaluation regarding the period ending March 31, 2008, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, has concluded that its disclosure controls and procedures and internal controls over financial reporting were not effective so as to timely identify, correct and disclose information required to be included in our Securities and Exchange Commission (“SEC”) reports due to the Company’s limited internal resources and lack of ability to have multiple levels of transaction review.  Through the use of external consultants and the review process, management believes that the financial statements and other information presented herewith are materially correct.  The Company’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures, or its internal controls will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

This report on internal controls over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

(b) Changes in Internal Controls.

There have been no changes in the Company’s internal control over financial reporting during the period ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLD ENERGY SOLUTIONS, INC.

Date:  September __, 2008

/s/ BENJAMIN C. CROXTON

BENJAMIN C. CROXTON,

Chief Executive Officer

Chief Financial Officer

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CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

Certification of Chief Executive Officer

And Chief Financial Officer

I, Benjamin C. Croxton, certify that:

1.   I have reviewed this amended quarterly report on Form 10-QSB/A of World Energy Solutions, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material  fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information  relating  to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

4.   The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation  of internal control over financial reporting which are reasonably likely to adversely  affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  September __, 2008

WORLD ENERGY SOLUTIONS, INC.

/s/Benjamin C. Croxton

BENJAMIN C. CROXTON

Chief Executive Officer

Chief Financial Officer

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